March 24, 2022	Todd P. Zerega
TZerega@perkinscoie.com
D. +1.202.654.6378
F. +1.202.654.9941

VIA EDGAR

Deborah L. O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WesMark Funds

File Nos. 333-16157 and 811-07925

Dear Ms. O’Neal:

This response is provided on behalf of WesMark Funds (the “Trust” or the “Registrant”) with respect to Staff comments received by phone on March 16, 2022, regarding the Trust’s post-effect amendment to its Registration Statement on Form N-1A, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 28, 2022. The Staff’s comments and the Trust’s responses are set forth below. Any text citation refers to the revised Form N-1A, which will be filed with this letter. Capitalized terms used, but not defined herein have the same meaning given to them in the Trust’s registration statement.

1.	Comment: General Comment - Please include each Fund’s completed fee table, performance chart and expense example as an exhibit to your response letter.

Response: Each Fund’s fee table, performance chart and expense example are attached to this letter.

2.	Comment: At the end of the “Tax Information” section of each Summary Prospectus clarify that taxes may apply upon withdrawal from a 401(k) or IRA.

Response: The following language has been added in the “Tax Information” section: “Such tax-deferred arrangements may be taxed later upon withdrawal of monies from those arrangements.”

3.	Comment: Insert the parenthetical “(e.g. “junk bonds”)” after references to “noninvestment-grade fixed-income securities” and consider whether specific risk language for noninvestment grade fixed-income securities is necessary.

Response: The parenthetical “(e.g. junk bonds)” has been added after the applicable references. The risk language has been reviewed and the registrant believes it is appropriate.

4.	Comment: The principal risks disclosed for the Small Company Fund and the Large Company Fund seem similar. Please review the risks to make sure they are tailored to each Fund.

Response: The principal risks for the Small Company Fund and the Large Company Fund have been reviewed. The “Risks Related to Company Size” has been moved to a non-principal risk for the Large Company Fund.

5.	Comment: The Tactical Opportunity Fund’s fee waiver needs to be extended to one year from the effective date in order to be disclosed in the Fee Table. Please also confirm that there is no recoupment of waived amounts.

Response: The fee waiver date has been changed to April 1, 2023. There is no recoupment of waived amounts permitted.

6.	Comment: Insert a specific 80% policy for the Large Company Fund with respect to its policy to invest primarily in large cap securities.

Response: The following language will be added to the summary investment strategy: “The Fund pursues its investment objective by investing at least 80% of the value of its net assets in equity securities of large capitalization companies.” In addition, the following language will appear in the Fund’s full investment strategy: “Because the Fund refers to large company investments in its name, it will notify shareholders at least 60 days in advance of any change in its investment policies that would permit the Fund to normally invest less than 80% of its assets in investments in large companies.”

7.	Comment: Consider whether the outer bound of the Small Cap Fund’s definition of small cap company via reference to the capitalization range of the Russell 2000 Index is too high for a small cap.

Response: The registrant believes that the capitalization range of the Russell 2000 Index is a reasonable and market standard definition of a small capitalization security. However, since the Russell 2000 Index is reconstituted annually the Fund will use the capitalization range as of the last reconstitution date as the capitalization range for the Russell 2000 Index. This would have the effect of excluding significant market appreciation in a component security of the Index that could increase the capitalization range. For example, the top of the capitalization range as of the last reconstitution date, May 7, 2021, was $7.3 billion as opposed to $9.8 billion as of December 31, 2021

8.	Comment: Please tailor the LIBOR Disclosure to describe how the expected discontinuation of LIBOR could affect the Fund's investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: The Funds contain very limited exposure to portfolio investments that are based on LIBOR. The Government Bond Fund’s floating rate securities tied to a LIBOR Index are issued by US Government Sponsored Enterprises (GSEs). The GSEs are following the transition protocol that has been established by the New York Federal Reserve Bank Alternative Reference Rates Committee (ARRC). Accordingly, in order to tailor the existing LIBOR Risk language for the Government Bond Fund the following sentences will be added:

“The Fund’s floating rate securities tied to a LIBOR Index are issued by US Government Sponsored Enterprises (GSEs). The GSEs are following the transition protocol that has been established by the New York Federal Reserve Bank Alternative Reference Rates Committee (ARRC). While it is not possible to predict the effect of any replacement rates or other reforms to LIBOR on the securities held by the Fund the Adviser seeks to invest in securities where it believes there is a well-defined transition process to an alternative rate and believes that the transition to the alternative rate will not materially impair the value of the security.”

* * * * *

Sincerely,

/s/Todd P. Zerega

Todd P. Zerega

Perkins Coie LLP

Cc: Jennifer Roth – WesMark Funds